Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

September 14, 2022

TEN LTD REPORTS PROFITS FOR THE SECOND QUARTER AND

SIX MONTHS ENDED JUNE 30, 2022 AND DECLARES DIVIDEND OF $0.15 PER

COMMON SHARE

Ninefold increase of net income from Q1 2022

6mo net income of $51.7 million

6mo EBITDA $133.3 million

50% increase in common stock dividend from July 2022

Half a billion dollars distribution since 2002 NYSE listing

Long-term market fundamentals remain strong

Athens, Greece – September 14, 2022 -TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the six months and second quarter ended June 30, 2022.

SIX MONTHS 2022 SUMMARY RESULTS

As global oil demand seems to be recovering from the Covid-19 pandemic, the severe and largely unexpected geopolitical events that unfolded in the first quarter of the year, led to dislocations in global trading patterns that boosted all regional and international tanker trades and created a long-term energy shift.

During the first half of 2022, TEN generated voyage revenues of $366 million, $91 million more than in the same period of 2021. Operating income reached $67 million, a seven-fold improvement.

This resulted to a net income of $51.7 million, an increase of 311% from the 2021 first half.

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the first six months of 2022 was at $133.3 million, double the 2021 first half period, reflecting favorable market conditions.

Depreciation and amortization combined were 4.7% lower from the 2021 six-month period.

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Voyage expenses (mainly fuel and port expenses) increased by $16 million as more vessels remained in the spot market to take advantage of strong rates.

Fleet utilization during the first half of 2022 was at 93.4% despite nine vessels undergoing dry docking, four of which were ahead of schedule in preparation for the anticipated market upturn.

Total vessel operating expenses stood at $89.8 million reflecting pro-active cost controls. Average daily operating expenses per vessel were very competitive at $8,056, not much higher than the 2021 first half levels.

G&A expenses fell by 2.0% compared to the first half of 2021.

In line with the Company’s debt reduction strategy, total bank debt fell by a further $70 million in the six months ended June 30, 2022. Net debt to capital at June 30, 2022 was 48.8%, while our overall cost of debt remained very competitive at 2.5%, reflecting the quality of the fleet and Company’s long-standing track record in the tanker and debt markets. From the peak of 2016, the Company has reduced its debt by close to $450 million in addition to $100 million of preferred shares redemptions.

Finance costs in the first six months of 2022 fell by 2.0%, due to the reduction in outstanding loans and benefits resulting from the bunker hedges.

Cash and cash equivalent levels, despite newbuilding installments in addition to loan repayments during the first six months of 2022, stood at a healthy $172 million.

Q2 2022 SUMMARY RESULTS

TEN being a beneficiary of the new trading patterns that developed in the second quarter of 2022, generated voyage revenues of $217 million, $80.3 million higher than the equivalent 2021 period. Operating income of $57.4 million in the second quarter of 2022 a 545% improvement with an almost similar fleet to the one in the same period of 2021.

Net income reached $46.2 million in the second quarter of 2022, a 335% improvement.

Adjusted EBITDA for the second quarter of 2022 reached $91.1 million, a threefold increase from the 2021 equivalent quarter.

Fleet utilization, despite a number of scheduled dry-dockings, remained high at 93.6%. Daily average TCE per vessel increased to $29,278 from $17,239, 70% higher from the 2021 second quarter. Our spot vessels, benefitting from the aforementioned factors, added $119.5 million of gross revenues.

On a daily average per vessel basis, operating expenses for the 2022 second quarter were at $8,367, while G&A expenses fell by 3.0% from the same 2021 quarter.

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DIVIDEND – COMMON SHARES

The Company continues the uninterrupted payments of common stock dividends with a new distribution of $0.15 per common share scheduled for December 2022. This reflects the second payment for 2022 which is in line with the TEN’s semi-annual dividend policy and represents a 50% increase from the prior base of $0.10 paid in July 2022. Inclusive of this upcoming distribution, TEN has paid common shareholders half a billion dollars in dividends, equating to about $25 million per annum since its 2002 NYSE listing.

During the second quarter of 2022, the Company issued, through its ATM program, 460,569 common shares generating $4.8 million.

SUBSEQUENT EVENTS

In June 2022 TEN acquired a 2020-built scrubber fitted South Korean-built VLCC which will be delivered to the Company by November of 2022.

In July 2022, following the timely delivery of the LNG Tenergy in January 2021, the Company took delivery of the DP2 Shuttle Tanker Porto with an up to 11 years employment to a major end user. The gross proceeds of this fixture, over its minimum duration, is expected to exceed $80 million.

In August 2022, the Company sold the 2003-built panamax tanker Inca to third party entities. From this sale and after the repayment of related debt, TEN generated $8.5 million of free cash.

CORPORATE STRATEGY & OUTLOOK

As we had predicted in our recent communications, the strong market as a result of the world exiting the global pandemic and historical low levels of orderbook, was on the horizon. However, geopolitical events and the international sanctions have increased rates beyond our forecast and are expected to be maintained for the foreseeable future. Recently it has also positively impacted the crude carrier sector with the strength experienced in product carriers.

TEN, with its timely acquisition and green ship initiative has prepared the ground to take advantage of the ever-changing energy map.

“With a solid balance sheet and market fundamentals, TEN will continue to identify opportunities for growing its presence in the specialized areas it operates, namely shuttle tankers, LNG and dual-fuel vessels, in order to further enhance shareholder value. Bank debt reduction will continue along with the preservation of the Company’s cash reserves in line with management’s prudent growth aspirations” said George Saroglou, COO of TEN

CONFERENCE CALL

Today, Wednesday, September 14, 2022, at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond that which is included in the earnings press release.

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Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Dial-In), or +1 201-689-7823 (US International Dial-In). To access the conference call, please reference call ID number [13732661] or “Tsakos” to the operator. For additional participant International Toll-Free access numbers, click here.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TEN

TEN, founded in 1993 and celebrating this year 29 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 70 double-hull vessels including four dual-fuel LNG powered aframax vessels under construction and a 2020-built scrubber-fitted South Korean-built VLCC to be delivered in the fourth quarter of 2022, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.1 million dwt.

TEN’s CURRENT GROWTH PROGRAM

#	Name	Type	Delivery	Status	Employment
1	ZEUS	VLCC-Scrubber	Q4 2022	To Be Delivered	TBA
2	TBN	Aframax Dual Fuel	Q3 2023*	Under Construction	Yes
3	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes
4	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes
5	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes

*Expected delivery as per shipbuilding contracts

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation, Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Visit our company website at: http://www.tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2022	2021	2022	2021
STATEMENT OF OPERATIONS DATA
Voyage revenues	$216,699	$136,415	$366,403	$275,429

Voyage expenses	62,738	47,567	110,941	94,866
Charter hire expense	8,711	6,325	17,326	12,443
Vessel operating expenses	46,630	46,169	89,804	87,652
Depreciation and amortization	34,168	35,798	67,518	70,850
General and administrative expenses	7,383	7,627	14,177	14,471
(Gain) Loss on sale of vessels	(299)	5,817	(299)	5,817

Total expenses	159,331	149,303	299,467	286,099

Operating income (loss)	57,368	(12,888)	66,936	(10,670)

Interest and finance costs, net	(10,992)	(7,525)	(14,292)	(14,568)
Interest income	226	200	416	327
Other, net	349	(80)	182	(192)

Total other expenses, net	(10,417)	(7,405)	(13,694)	(14,433)

Net income (loss)	46,951	(20,293)	53,242	(25,103)
Less: Net (income) loss attributable to the noncontrolling interest	(726)	629	(1,499)	618

Net income (loss) attributable to Tsakos Energy Navigation Limited	$46,225	$(19,664)	$51,743	$(24,485)

Effect of preferred dividends	(8,704)	(8,230)	(17,377)	(16,379)
Undistributed income to Series G participants	(370)	—	(353)	—
Deemed dividend on partially redeemed Series G convertible preferred shares	—	—	—	(1,713)

Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$37,151	$(27,894)	$34,013	$(42,577)

Earnings (Loss) per share, basic	$1.31	$(1.49)	$1.26	$(2.31)
Earnings (Loss) per share, diluted	$1.31	$(1.49)	$1.26	$(2.31)

Weighted average number of common shares, basic	28,398,404	18,660,333	26,992,886	18,433,070

Weighted average number of common shares, diluted	28,704,595	18,660,333	27,299,077	18,433,070

	June 30 2022	December 31 2021
BALANCE SHEET DATA
Cash	171,796	127,197
Other assets	299,133	260,024
Vessels, net	2,521,233	2,402,958
Advances for vessels under construction	71,906	104,635

Total assets	$3,064,068	$2,894,814

Debt, net of deferred finance costs	1,475,724	1,373,187
Other liabilities	210,369	229,836
Stockholders’ equity	1,377,975	1,291,791

Total liabilities and stockholders’ equity	$3,064,068	$2,894,814

		Three months ended		Six months ended
OTHER FINANCIAL DATA		June 30		June 30
		2022	2021	2022	2021
Net cash provided by operating activities		$49,267	$18,159	$73,553	$30,585
Net cash provided by (used in) investing activities		$14,040	$40,558	$(144,159)	$20,568
Net cash provided by (used in) financing activities		$(34,476)	$(46,705)	$115,205	$(84,014)
TCE per ship per day		$29,278	$17,239	$24,529	$17,701
Operating expenses per ship per day		$8,367	$8,241	$8,056	$7,834
Vessel overhead costs per ship per day		$1,244	$1,279	$1,195	$1,216

		9,611	9,520	9,251	9,050
FLEET DATA
Average number of vessels during period		65.2	65.5	65.5	65.8
Number of vessels at end of period		65.0	65.0	65.0	65.0
Average age of fleet at end of period	Years	10.5	9.7	10.5	9.7
Dwt at end of period (in thousands)		7,185	7,209	7,185	7,209
Time charter employment—fixed rate	Days	2,021	2,054	3,968	4,021
Time charter and pool employment—variable rate	Days	1,921	1,321	3,798	2,427
Period employment coa at market rates	Days	133	86	223	166
Spot voyage employment at market rates	Days	1,478	2,085	3,095	4,372

Total operating days		5,553	5,546	11,084	10,986
Total available days		5,935	5,964	11,864	11,904
Utilization		93.6%	93.0%	93.4%	92.3%

Non-GAAP Measures

Reconciliation of Net income (loss) to Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
Net income (loss) attributable to Tsakos Energy Navigation Limited	$46,225	$(19,664)	$51,743	$(24,485)
Depreciation and amortization	34,168	35,798	67,518	70,850
Interest Expense	10,992	7,525	14,292	14,568
(Gain) Loss on sale of vessels	(299)	5,817	(299)	5,817

Adjusted EBITDA	$91,086	$29,476	$133,254	$66,750

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 170 days lost for the second quarter and 374 days for the first half of 2022 and 181 days for the prior year quarter of 2021 and 376 days for first half of 2021, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.
(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.
(iv)	Adjusted EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.